Avricore Health Welcomes Kiki Smith as Chief Financial Officer

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VANCOUVER, British Columbia, Aug. 06, 2019 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore Health" or the "Company") announces the appointment of Ms. Kiki Smith, CPA, CGA to the role of Chief Financial Officer, where she will oversee the financial team operations, investor relations, advising the Board and regulatory compliance as Corporate Secretary.

With a history of successfully completing transformations and a strong discipline in cost and cash control, Kiki will be joining the Company at an important time as it nears the completion of its own transformation and enters its planned growth phase in Q3/Q4 2019.

Kiki brings over 20 years’ experience as an operations oriented financial executive with sector focuses of mining, oil and gas, real estate, advanced technology, food production and investment fund management.

“I’m very excited to join this team of top-tier leaders, which is committed to building a the HealthTab™ and RASTR brand and technology.  Avricore will redefine how consumer healthcare data can be captured and utilized,” said Kiki Smith. “While public company transformations are always challenging, and there is added pressure to perform on stock valuation, I’m impressed with the progress Avricore has made on this ambitious transformation. I look forward to working with the Avricore team to realize the growth, earnings and cash flow on the opportunity horizon.”

Kiki is a member of the Chartered Professional Accountants of British Columbia with the designations of Certified Professional Accountant and Certified General Accountant and holds a Bachelor’s Degree in Economics from University of British Columbia.

Over the last 20 years, Kiki has served as accountant, corporate controller and chief financial officer and currently assists private and public companies in a variety of financial team roles that bring unique strengths to the Company, such as; mergers and acquisitions, financial reporting and regulatory compliance.

“Avricore has been making significant strides on the business development front, thanks to refocusing of our offerings to HealthTab™ and RASTR and Kiki’s talents will be a great addition to our team in providing the strategies needed to manage cash flow and maximize on the opportunities in front of us,” said Avricore Health CEO Bob Rai. “We are moving quickly through key negotiations which will position us to become the leading source of point-of-care driven real-world evaluation health data which will ensure consumers, healthcare teams, regulators and life science companies can make better, evidence-based decisions on preventative health.”

Kiki takes over these responsibilities from Kevin Strong and Deena Siblock who vacated the positions as the Company’s CFO and Corporate Secretary respectively effective August 1, 2019.

The Board and CEO thank them for their services and wish them the best in the future.

For further information, please contact:
Bob Rai, Director and CEO 604-247-2639
info@avricorehealth.com
www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.